FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 17, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

17| December | 2007

Press Release

MTS acquires Bashcell

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired 100%  of Bashcell, a mobile phone operator in Russia’s Volga region.

MTS acquired a 100% stake in Bashcell from Bashneft and local private companies for $38 million, a sum that includes the assumption of $32 million in debt.

“The acquisition helps MTS to further solidify its leading position in Bashkortostan by increasing its market share to 39%. The Company is continuing to execute on its 3+2 strategy in particular consolidation of the Russian mobile phone market and expansion of operations in the regions,” commented Mr. Mikhail Shamolin, Head of MTS Russia.

Ms. Svetlana Saprina, acting General Director of Bashcell highlighted, “This is an opportune time to align with Russia’s leading operator in order to bring better service, quality and a wide variety of products to our customers.”

Bashcell is the GSM-1800 mobile services provider in the Republic of Bashkortostan, an oil-rich and heavily industrialized portion of Russia’s Volga region. It boasts a population of 4.1 million. The company provides service to roughly 142,000 subscribers(1), which constitutes approximately 3% of the market(2). Mobile penetration in the region is 102.4%(3). The company is also licensed to provide DAMPS, zone, fixed-line, data transmission and telematic services.

According to the Russian Accounting Standards (RAS), revenues in 2006 amounted to $11 million with an EBITDA margin of 25%; the company’s current average monthly revenue per user (ARPU) is $6.6. Revenue for H1’2007 is $8 million.

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For further information, please contact:

Mobile TeleSystems, Moscow
Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 79.12 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(1) Company’s estimates as of November 30, 2007.

(2) Ibid.

(3) According to AC&M-Consulting as of September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: December 17, 2007